UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This has reference to our earlier letters dated:

(i)	December 29, 2023, wherein the Bank had disclosed of an Order received from Bihar Goods and Services Tax (GST) for a demand of ₹ 2,22,32,533/- (including tax, interest and penalty); and

(ii)	March 11, 2024, wherein the Bank had disclosed of an Order received from Maharashtra GST Department for a demand of ₹ 37,82,57,486/- (including tax and equivalent penalty).

The Bank had filed appeals against both the Orders.

On November 22, 2024, the Bank has received Orders in appeal from Bihar and Maharashtra GST departments for a demand of ₹ 25,09,361/- (including tax, interest and penalty) and ₹ 37,82,57,486/- (including tax and equivalent penalty) respectively. The Bank was in the process of evaluating contents of the Orders which has resulted in a delay in this disclosure.

The Bank will take appropriate steps, including contesting the Orders through a further appeal within prescribed timelines.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular dated November 11, 2024 are enclosed herewith as Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

1.	Name of the authority	Bihar GST Department	Maharashtra GST Department
2.	Nature and details of the action(s) taken, initiated or order(s) passed	Order in Appeal under Section 107 of Central Goods and Services Tax Act, 2017 (CGST Act, 2017)	Order in Appeal under Section 74 of Central Goods and Services Tax Act, 2017 (CGST Act, 2017)
3.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	November 22, 2024	November 22, 2024
4.	Details of the violation(s)/ contravention(s) committed or alleged to be committed	Availment of Input Tax Credit in contravention of Section 16(2) of CGST Act, 2017	Carried forward ineligible CENVAT credit under Tran-1 return in contravention of section 140 of CGST Act, 2017.
5.	Impact on financial, operation or other activities of the Bank, quantifiable in monetary terms to the extent possible	GST demand of ₹ 10,74,697/- Interest of ₹ 12,76,210/- Penalty of ₹ 1,58,454/-	GST demand of ₹ 18,91,28,743/-; Penalty of ₹ 18,91,28,743/-

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 27, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager